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Exhibit 99.2

SCHEDULE 5
BLOCK LISTING SIX MONTHLY RETURN

To:	Listing Applications UK Listing Authority Old Broad Street London EC2N 1HP

1.	Name of company	Bookham Technology plc

2.	Name of Scheme	Measurement Microsystems A-Z Inc

3.	Period of return:	From 08/06/03	to 07/12/03

4.	Number and class of share(s) (amount of stock/debt security) not issued under scheme	246,500 Ordinary shares of 1/3p

5.	Number of shares issued/allotted under scheme during period		5,820

6.	Balance under scheme not yet Issued/allotted at end of period		240,680

7.	Number and class of share(s) (amount of Stock/debt securities) originally listed and	2,108,957 Ordinary shares of 1/3p
	The date of admission;	7th June 2001

Please confirm the total number of shares in issue at the end of the period in order for us to update our records

216,758,908

Contact for queries:		Address:	Bookham Technology plc
Name:	Shiona Cranstoun
Telephone:	(01235) 837853
Person Making Return
Name:	Philip Davis
Position:	Company Secretary
Signature:

2

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  Exhibit 99.2
SCHEDULE 5 BLOCK LISTING SIX MONTHLY RETURN